Exhibit 99.1

Ohmyhome Reports Robust Performance in the First Quarter of 2024, Anticipates Over 110% y-o-y Revenue Growth in First Half of the Year

Singapore, May 6, 2024 (GLOBE NEWSWIRE) -- Ohmyhome Ltd. (NASDAQ: OMH , “Ohmyhome”, “the Company”), a one-stop-shop property technology platform providing end-to-end property solutions and services including brokerage, renovation and condominium property management services in Singapore, is pleased to announce a robust performance in the First Quarter of 2024, demonstrating significant growth across its three main business segments: brokerage, renovation, and property management. Transaction volume increased by over 60%, driving a 90% increase in Gross Transaction Value (GTV), primarily fueled by an increased presence in the condominium market.

Key Highlights

●	First Quarter of 2024 saw Ohmyhome’s significant growth as compared to the First Quarter of the previous year.
●	Our Brokerage segment saw robust performance, benefiting from tech investments from prior years enhancing our user experience and operational efficiency.
●	Our Renovation segment witnessed an increase in office and residential projects, bolstering market share through creative and cost-effective solutions.
●	Our Property Management segment displayed promising growth through successful IoT solutions and the expansion of projects under management, achieving approximately SGD 4 million in Annual Recurring Revenue (ARR) as at the end of the First Quarter of 2024.
●	Our anticipated revenue for the First Half of 2024 is expected to reach SGD 4.6 to 4.8 million (approximately USD 3.4 to 3.6 million), marking over 110% growth compared to the First Half of 2023.

Technological Innovations and HomerAI

Significant progress was noted with HomerAI, our homeowner-focused mobile application that was launched in 2023 to enhance property transaction processes, connecting over 15,800 homes as at the end of First Quarter of 2024, with a Gross Merchandise Value (GMV) of approximately SGD 15 billion (approximately USD 11.1 million). The platform continued to grow in First Quarter of 2024, welcoming over 5,000 new homes, offering real-time analytics, property valuations, and transaction support, enhancing customer engagement and user growth. It is estimated that about 1 in 10 homes transacted in Singapore uses HomerAI.

Rhonda Wong, CEO and Co-founder of Ohmyhome, commented, “We are excited about our technological advancements and strategic initiatives, including the acquisition of the property management segment. The company remains committed to its vision of becoming the most trusted and comprehensive property solution for everyone through the use of technology, as we continue to deliver long-term value to our shareholders and customers.”

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform providing end-to-end property solutions and services including brokerage, renovation and condominium property management services in Singapore. Since its launch in 2016, Ohmyhome has transacted over 15,500 properties as of December 31, 2023, and has approximately 6,800 units under management as of Dec 31, 2023. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information

Investor Relations: ir@ohmyhome.com

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